November 5, 2018

Daniel Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp IV
3485 N. Pines Way, Suite 110
Wilson, Wyoming 83014

       Re: Hennessy Capital Acquisition Corp IV
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 22, 2018
           CIK No. 0001750153

Dear Mr. Hennessy:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Summary, page 1

1. We note the added disclosure on page 24 concerning a $500,000 fee payable to your Chief
       Operating Officer. Please revise the Summary on page 5 to highlight this incentive payment.
Underwriting (Conflicts of Interest), page 143

2. We acknowledge your response to prior comment 15, and your revised disclosure that
       Nomura will be paid a market-based commitment fee on the gross proceeds from the sale
 Daniel Hennessy
Hennessy Capital Acquisition Corp IV
November 5, 2018
Page 2
      of the forward purchase shares upon the announcement of a definitive agreement for your initial combination. Please revise to disclose the amount of the fee. Additionally, as noted in our prior comment, please revise the table on page 144 to disclose the value of the forward purchase agreement.
       You may contact Christine Torney at 202-551-3652 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameDaniel Hennessy
                                                          Division of
Corporation Finance
Comapany NameHennessy Capital Acquisition Corp IV
                                                          Office of Healthcare
& Insurance
November 5, 2018 Page 2
cc:       Joshua Englard, Esq.
FirstName LastName